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                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                            SCHEDULE 13G

              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. 3)*

                       BLYTH INDUSTRIES, INC.
--------------------------------------------------------------------------
                          (Name of Issuer)

              Common Stock - par value $0.02 per share
--------------------------------------------------------------------------
                   (Title of Class of Securities)

                              09643P108
                    ---------------------------
                           (CUSIP Number)

--------------------------------------------------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Page 1 of 15 Pages

                  Exhibit Index Appears on Page 13

==========================                                   ===================
 CUSIP No. 09643P108                     13G                  Page 2 of 15 Pages
==========================                                   ===================

================================================================================
  1     Name of Reporting Person
        S.S or I.R.S. Identification No. of Above Person
             Robert B. Goergen

--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group*                (a)/ /
                                                                         (b)/x/

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4    Citizenship or Place of Organization
        United States

--------------------------------------------------------------------------------
                          5    Sole Voting Power
      Number of                  13,748,486
       Shares
    Beneficially       ---------------------------------------------------------
      Owned By            6    Shared Voting Power
        Each                     79,494
      Reporting
       Person          ---------------------------------------------------------
        With              7    Sole Dispositive Power
                                 13,748,486

                       ---------------------------------------------------------
                          8    Shared Dispositive Power
                                 79,494

--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person  13,827,980

--------------------------------------------------------------------------------
 10     Check Box if the Aggregate Amount in Row (9)                       /x/
        Excludes Certain Shares* Excludes 420,780 shares as to which Mr.
        Goergen disclaims beneficial ownership.

--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)             28.2%


--------------------------------------------------------------------------------
 12     Type of Reporting Person*                                        IN

--------------------------------------------------------------------------------

------------------------
       *  SEE INSTRUCTION BEFORE FILLING OUT!

==========================                                   ===================
 CUSIP No. 09643P108                     13G                  Page 3 of 15 Pages
==========================                                   ===================

================================================================================
  1     Name of Reporting Person
        S.S or I.R.S. Identification No. of Above Person
             Pamela M. Goergen
--------------------------------------------------------------------------------

  2     Check the Appropriate Box if a Member of a Group*             (a) / /
                                                                      (b) /x/

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4    Citizenship or Place of Organization
        United States

--------------------------------------------------------------------------------
                          5    Sole Voting Power
      Number of                  420,780
       Shares
    Beneficially       ---------------------------------------------------------
      Owned By            6    Shared Voting Power
        Each                     - 0 -
      Reporting
       Person          ---------------------------------------------------------
        With              7    Sole Dispositive Power
                                 420,780

                       ---------------------------------------------------------
                          8    Shared Dispositive Power
                                 - 0 -

--------------------------------------------------------------------------------

  9     Aggregate Amount Beneficially Owned by Each Reporting Person     420,780

--------------------------------------------------------------------------------
 10     Check Box if the Aggregate Amount in Row (9)                        /x/
        Excludes Certain Shares* Excludes an aggregate of 13,279,197 shares as to which Mrs. Goergen disclaims beneficial ownership.

--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)                   0.9%


--------------------------------------------------------------------------------
 12     Type of Reporting Person*                                             IN

--------------------------------------------------------------------------------

---------------------
       *  SEE INSTRUCTION BEFORE FILLING OUT!

==========================                                   ===================
 CUSIP No. 09643P108                     13G                  Page 4 of 15 Pages
==========================                                   ===================

================================================================================
  1     Name of Reporting Person

        S.S or I.R.S. Identification No. of Above Person
             The Goergen Foundation, Inc.

--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group*              (a) / /
                                                                       (b) /x/

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4    Citizenship or Place of Organization
        Connecticut

--------------------------------------------------------------------------------
                         5    Sole Voting Power
      Number of                       - 0 -
       Shares
    Beneficially       ---------------------------------------------------------
      Owned By                 Shared Voting Power
        Each             6       469,289
      Reporting
       Person          ---------------------------------------------------------
        With                 Sole Dispositive Power
                         7            - 0 -

                       ---------------------------------------------------------
                               Shared Dispositive Power
                         8       469,289

--------------------------------------------------------------------------------

  9     Aggregate Amount Beneficially Owned by Each Reporting Person     469,289

--------------------------------------------------------------------------------
 10     Check Box if the Aggregate Amount in Row (9)                        /  /
        Excludes Certain Shares*

--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)                   1.0%

--------------------------------------------------------------------------------
 12     Type of Reporting Person*                                             CO

--------------------------------------------------------------------------------

------------------------------
       *  SEE INSTRUCTION BEFORE FILLING OUT!

==========================                                   ===================
 CUSIP No. 09643P108                     13G                  Page 5 of 15 Pages
==========================                                   ===================

================================================================================
  1    Name of Reporting Person
       S.S or I.R.S. Identification No. of Above Person
             Trust FBO Alice B. McCool (Robert B. Goergen & Dennis P. Goergen, co-trustees)
--------------------------------------------------------------------------------

  2     Check the Appropriate Box if a Member of a Group*             (a) / /
                                                                      (b) /x/

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4    Citizenship or Place of Organization
        Florida

--------------------------------------------------------------------------------
                          5    Sole Voting Power
      Number of                  - 0 -
       Shares
    Beneficially       ---------------------------------------------------------
      Owned By            6    Shared Voting Power
        Each                     79,494
      Reporting
       Person          ---------------------------------------------------------
        With              7    Sole Dispositive Power
                                 - 0 -

                       ---------------------------------------------------------
                          8    Shared Dispositive Power
                                 79,494

--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person      79,494

--------------------------------------------------------------------------------
 10     Check Box if the Aggregate Amount in Row (9)                        /  /
        Excludes Certain Shares*

--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)                   0.2%

--------------------------------------------------------------------------------
 12     Type of Reporting Person*                                             OO

--------------------------------------------------------------------------------

------------------------------
       *  SEE INSTRUCTION BEFORE FILLING OUT!

                                                        Page 6 of 15 Pages


                   AMENDMENT NO. 2 TO SCHEDULE 13G

                                 FOR

                       BLYTH INDUSTRIES, INC.

      The Schedule 13G (as heretofore amended, the "Schedule 13G"), dated February 3, 1995, of Robert B. Goergen, Pamela M. Goergen, The Goergen Foundation, Inc., Ropart Inc. and the Trust, dated December 18, 1989, for the benefit of Alice B. McCool, as amended by Amendments Nos. 1 and 2 thereto, with respect to the Common Stock, par value $0.02 per share, of Blyth Industries, Inc., a Delaware corporation (the "Issuer"), is hereby amended as follows:

Items 2(a), 2(b) and 2(c) are hereby amended in their entirety as set forth below:

Item 2(a)       NAME OF PERSON FILING:

        (i)     Robert B. Goergen ("Mr. Goergen")

        (ii)    Pamela M. Goergen ("Mrs. Goergen")

        (iii)   The Goergen Foundation, Inc. (the "Foundation"); and

        (iv) Trust, dated December 18, 1989, for the benefit of Alice B. McCool (Robert B. Goergen and Dennis P. Goergen, co-trustees) (the "Trust").

        Mr. Goergen, Mrs. Goergen, the Foundation, and the Trust are collectively referred to herein as the "Reporting Entities."

        This Schedule 13G is being jointly filed on behalf of each of the Reporting Entities. A Joint Filing Agreement between and among such parties is annexed hereto as Exhibit 1.

                                                        Page 7 of 15 Pages

Item 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

        The principal business office for each of Mr. Goergen, Mrs. Goergen and the Trust is 100 Field Point Road, Greenwich, Connecticut 06830. The principal business office for the Foundation is c/o Thomas E. Finn, 35 Mason Street, Greenwich, Connecticut 06830.

Item 2(c)       CITIZENSHIP:

        (i)     Mr. Goergen is a citizen of the United States.

        (ii)    Mrs. Goergen is a citizen of the United States.

        (iii)   The Foundation is a Connecticut non-stock corporation.

        (iv) The Trust is a trust organized under the laws of the state of Florida.

Item 4 is hereby amended in its entirety as set forth below:

Item 4  OWNERSHIP:

        The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Entities is based upon 49,077,631 shares outstanding as of November 28, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1997.

(a), (b)        As of December 31, 1997:

        (i) (A) Mr. Goergen owned directly 13,279,197 shares of Common Stock (of which 493,503 shares were held directly by Mr. Goergen and of which 12,785,694 shares of Common Stock were held in a living trust for the benefit of Mr. Goergen, of which Mr. Goergen is trustee) or 27.1% of the outstanding shares of Common Stock.

                     (B) Mrs. Goergen owned directly 416,280 shares of Common Stock (all of which 416,280 shares of Common Stock were held in a living trust for the benefit of Mrs. Goergen, of which Mrs. Goergen is trustee), and held currently exercisable directors' stock options

                                                        Page 8 of 15 Pages

                     issued by the Company to purchase an aggregate of 4,500 shares of Common Stock, representing, in the aggregate, 420,780 shares, or 0.9% of the outstanding shares of Common Stock.

                     (C) The Foundation owned directly 469,289 shares of Common Stock or 1.0% of the outstanding shares of Common Stock.

                     (D) The Trust owned directly 79,494 shares of Common Stock or 0.2% of the outstanding shares of Common Stock.

        (ii) (A) Mr. Goergen is the spouse of Mrs. Goergen and, pursuant to Rule 13d-3 ("Rule 13d-3") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may be deemed to beneficially own indirectly the 420,780 shares of Common Stock beneficially owned by Mrs. Goergen.

                     (B) Mr. Goergen is the President, a member of the Board of Directors of, and the sole investment manager of the Foundation, and, pursuant to Rule 13d-3, may be deemed to beneficially own the 469,289 shares of Common Stock held by the Foundation.

                     (C) Mr. Goergen is a co-trustee of the Trust and, pursuant to Rule 13d-3, may be deemed to beneficially own the 79,494 shares of Common Stock held by the Trust.

                     As a result, Mr. Goergen may be deemed to beneficially own an aggregate of 14,248,760 shares of Common Stock, or 29.0% of the outstanding shares of Common Stock. Mr. Goergen disclaims beneficial ownership of the 420,780 shares of Common Stock beneficially owned by Mrs. Goergen, and the filing of this statement shall not be construed as an admission that Mr. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.

        (iii) (A) Mrs. Goergen is the spouse of Mr. Goergen and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 13,279,197 shares of Common Stock held by Mr. Goergen.

                     As a result, Mrs. Goergen may be deemed to beneficially own an aggregate of 13,699,677 shares of Common Stock, or 27.9% of the

                                                        Page 9 of 15 Pages

                     outstanding shares of Common Stock. Mrs. Goergen disclaims beneficial ownership of the 13,279,197 shares of Common Stock held by Mr. Goergen, and the filing of this statement shall not be construed as an admission that Mrs. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such Shares.

(c)     (i)          Mr.  Goergen  has the sole  power to vote and  dispose
                     of, or to direct the voting and disposition of, the aggregate of 13,748,486 shares of Common Stock held by the Foundation and him. Mr. Goergen has the shared power to vote or dispose of, or to direct the voting and disposition of, the aggregate of 79,494 shares of Common Stock held by the Trust.

        (ii) Mrs. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of the aggregate of 420,780 shares of Common Stock beneficially owned by her.

        (iii) The Foundation has the shared power (with Mr. Goergen) to vote and dispose of, or to direct the voting and disposition of, the 469,289 shares of Common Stock held by it.

        (iv) The Trust has the shared power (with Mr. Goergen) to vote and dispose of, or to direct the voting and disposition of, the 79,494 shares of Common Stock held by it.

Item 8 is hereby amended in its entirety as set forth below:

Item 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

        Each of the Reporting Entities filing this Amendment No. 3 to Schedule 13G pursuant to Rule 13d-1(c) is identified on Exhibit 2 hereto (as well as in item 2(a) above). Neither the filing of this statement nor the attachment of
Exhibit 2 hereto shall be deemed an admission that the filing persons comprise a group within the meaning of Section 13(d)(3) under the Exchange Act.

                                                        Page 10 of 15 Pages

                             SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 1998

                                    /s/ Robert B. Goergen
                                    ------------------------
                                    Robert B. Goergen

                                    /s/ Pamela M. Goergen
                                    ------------------------
                                    Pamela M. Goergen


                                    THE GOERGEN FOUNDATION, INC.


                                    By: /s/ Robert B. Goergen
                                       -----------------------
                                       Name:  Robert B. Goergen
                                       Title:    President

                                                        Page 11 of 15 Pages


                                    TRUST FOR THE BENEFIT OF ALICE  B.
                                    McCOOL

                                    By: /s/ Robert B. Goergen
                                       --------------------------
                                       Name:  Robert B. Goergen
                                       Title:    Co-Trustee

                                                        Page 12 of 15 Pages

                            EXHIBIT INDEX

EXHIBIT NO.                    NAME OF EXHIBIT                     PAGE NO.

    1                          Joint Filing Agreement                 13

    2                          Identification and Classification      15
                               of Reporting Entities